November 23, 2010
Mr. Terence O’ Brien,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F. Street, N.E.,
Washington, D.C. 20549-4631.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 30, 2010
File No. 1-31518
Dear Mr. O’ Brien:
Set out below are the responses of Tenaris S.A. (“Tenaris” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated November 8, 2010, to Mr. Ricardo Soler, the Company’s Chief Financial Officer (the “Comment Letter”).
The responses below are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. Unless otherwise indicated, all references are to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”).
1.
In future filings, please further revise your draft disclosure to explain to investors what level of the business your CGUs represent. If the CGU levels vary, please provide an explanation as to the factors and circumstances management considered when identifying the CGUs. Please disclose for investors the total number of CGUs used to test your long-lived assets for impairment, if necessary. This disclosure will better allow investors to understand the level at which assets are being tested for impairment. Please refer to comment 4 in our letter dated September 7 2010, along with your response in your letter dated October 1, 2010; comment 2 in our letter dated October 1, 2010, and paragraphs 65-79 of IAS 36 for guidance.

R:
The Company confirms to the Staff that, in future filings, it will revise its draft disclosure to explain to investors what level of the business its CGUs represent and that, if the CGU levels vary, it will provide an explanation as to the factors and circumstances considered by management when identifying the CGUs. If necessary, the Company will also disclose in future filings the total number of CGUs used to test its long-lived assets for impairment.

2.
We note your response to comment 4 in our letter dated October 18, 2010. Paragraph 66 of IAS 36 states, “[i]f there is any indication that an asset may be impaired, recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit).” Since you test all of your long-lived assets at the CGU level, the presumption is that you are unable to reasonably estimate the recoverable amount of your individual assets. However, we note your reliance on the guidance in paragraph 105 of IAS 36 for allocating the remaining $68.1 million difference in the carrying value of the Prudential CGU versus the recoverable amount after writing off the Prudential CGU’s goodwill balance. It is therefore unclear how you were able to estimate the recoverable amount of the Prudential CGU’s property, plant and equipment, given the presumption that you are unable to reasonably estimate the recoverable amount of your individual assets. Please address this apparent inconsistency in your accounting policies.

R:
The Company confirms to the Staff that the Prudential impairment test was done at the CGU level, as the recoverable amount based on the value in use was not determined for each individual long-lived asset in the Prudential CGU based on the guidance in paragraphs 66 and, particularly, 67b of IAS 36. After reducing the carrying amount of goodwill and before the pro rata allocation, the Company (based on third-party appraisals made in connection with the acquisition of Maverick Tube Corporation in October 2006) determined that the carrying amount of Prudential’s property, plant and equipment approximated its fair value; while the Company considered that the fair value of Prudential’s customer relationships could have suffered a decrease due to the deterioration of the market conditions and the change in the competitive environment. Accordingly, following the guidance in paragraph 105 of IAS 36, the Company allocated the remainder of the impairment charge corresponding to the Prudential CGU ($68.1 million) to customer relationships.

In future filings, the Company will revise its accounting policies’ disclosure to clarify (i) the level at which impairment tests are performed (in 2008 and 2009, impairment tests were performed at the CGU level) and (ii) the allocation of impairment losses.

In addition, the Company respectfully directs the Staff’s attention to the materiality analysis included in the response to comment 4 to the Staff’s letter dated October 18, 2010, where the Company indicated that had the impairment loss been allocated to the carrying amount of the other assets of the Prudential CGU on a pro rata basis (after reducing the carrying amount of goodwill), the impact in the 2009 net income attributable to such allocation would have been immaterial, as it would have represented a net gain of approximately US$0.1 million.

* * * * *
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,
/s/ Ricardo Soler
Ricardo Soler
Chief Financial Officer

cc:	Tracey Houser
Jeanne Baker
(Securities and Exchange Commission)

Diego Niebuhr
(PricewaterhouseCoopers)

Cristian J. P. Mitrani Diego E. Parise
(Mitrani, Caballero, Rosso Alba, Francia, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)

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